SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                7 September 2005

                                                            SkyePharma PLC

                                             FORADIL® CERTIHALER™ LAUNCHED IN GERMANY

LONDON,  UK, 7 September  2005 --  SkyePharma  PLC  (Nasdaq:  SKYE;  LSE:  SKP)  announces  today that its partner  Novartis  Pharma AG
(Novartis) has launched FORADIL®  CERTIHALER™  (formoterol fumarate inhalation powder) on the German market for the treatment of asthma and chronic  obstructive  pulmonary disease (COPD). The German  pharmaceutical  regulatory  authority approved FORADIL®  CERTIHALER™ in
June.  FORADIL®  CERTIHALER™  is a trademark of Novartis.  FORADIL®  CERTIHALER™,  co-developed  by SkyePharma  PLC and  Novartis,  was submitted  for  regulatory  review in Europe on a  country-by-country  basis  beginning in December  2002 and has now been  approved in
Switzerland,  Austria,  Finland, Portugal and the Netherlands as well as in Germany. It has also now been approved in five countries in
Latin America and in South Africa.  FORADIL®  CERTIHALER™  was also submitted for regulatory  review in the US in December 2002. The US
Food and Drug  Administration  (FDA) has assessed the product as "approvable" and Novartis has provided the agency with additional data that were requested. The US FORADIL® franchise has been licensed by Novartis to Schering-Plough Corporation.

Michael  Ashton,  SkyePharma's  Chief Executive  Officer,  commented:  "We are delighted that FORADIL®  CERTIHALER™ has now reached the market in Germany, and we expect patients to appreciate the design features in this sophisticated and reliable device."

FORADIL® CERTIHALER™ embodies two proprietary SkyePharma technologies,  the SKYEHALER™,  a novel breath-actuated  multi-dose dry powder inhaler ("MDDPI") device,  and SKYEPROTECT™,  a powder  formulation that protects the drug from atmospheric  moisture to ensure product stability and dose-to-dose reproducibility.

Formoterol,  the active ingredient in FORADIL® CERTIHALER™,  is a long-acting beta2-agonist  bronchodilator that combines a rapid onset of action (within 5 minutes) with a  long-lasting  bronchodilation  effect for 12 hours.  This feature  offers  important  benefits for patients who suffer from asthma and COPD.  The  breath-actuated  FORADIL®  CERTIHALER™  dry-powder  inhaler  contains 60 doses,  giving patients the  convenience  of 30 days of therapy in a single  inhaler.  This  evolution of the FORADIL® line was developed to provide a valuable and convenient option for asthma and COPD patients who require maintenance therapy with a long-acting bronchodilator.

SkyePharma  will earn a royalty on future sales of FORADIL®  CERTIHALER™ in all markets.  SkyePharma  will also  manufacture and supply
FORADIL® CERTIHALER™.

For further information please contact:
SkyePharma PLC                                                                +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications                             +44 205 491 5124
Sandra Haughton, US Investor Relations                                        +1 212 753 5780

Buchanan Communications                                                       +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

Notes to Editors
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now eleven approved and marketed products incorporating  SkyePharma's  technologies in the areas of oral, injectable,  inhaled and topical delivery, supported by advanced solubilisation capabilities.  For more information, visit www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   September 7, 2005